UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Primo Brands Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

741623102

(CUSIP Number)

Fola Adamolekun

(212) 605-6000

c/o One Rock Capital Partners, LLC

45 Rockefeller Plaza, 39th Floor

New York, NY 10111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741623102	13D	Page 2 of 13 pages

1	Names of Reporting Persons ORCP III DE TopCo GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 218,618,368
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 218,618,368

11	Aggregate Amount Beneficially Owned by Each Reporting Person 218,618,368
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 741623102	13D	Page 3 of 13 pages

1	Names of Reporting Persons Triton Water Parent Holdings, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 218,618,368
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 218,618,368

11	Aggregate Amount Beneficially Owned by Each Reporting Person 218,618,368
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.7%
14	Type of Reporting Person PN

CUSIP No. 741623102	13D	Page 4 of 13 pages

1	Names of Reporting Persons R. Scott Spielvogel
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 218,618,368
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 218,618,368

11	Aggregate Amount Beneficially Owned by Each Reporting Person 218,618,368
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.7%
14	Type of Reporting Person IN

CUSIP No. 741623102	13D	Page 5 of 13 pages

1	Names of Reporting Persons Tony W. Lee
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 218,618,368
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 218,618,368

11	Aggregate Amount Beneficially Owned by Each Reporting Person 218,618,368
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.7%
14	Type of Reporting Person IN

CUSIP No. 741623102	13D	Page 6 of 13 pages

1	Names of Reporting Persons Triton Water Equity Holdings, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 58,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.4%
14	Type of Reporting Person PN

CUSIP No. 741623102	13D	Page 7 of 13 pages

1	Names of Reporting Persons Triton Water Equity Holdings, GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 58,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.4%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 741623102	13D	Page 8 of 13 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on November 18, 2024 (as amended to date, the “Schedule 13D”), relating to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Primo Brands Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety with the following:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	ORCP III DE TopCo GP, LLC
(2)	Triton Water Parent Holdings, LP
(3)	R. Scott Spielvogel
(4)	Tony W. Lee
(5)	Triton Water Equity Holdings, LP
(6)	Triton Water Equity Holdings, GP, LLC

Each of ORCP III DE TopCo GP, LLC, Triton Water Parent Holdings, LP, Triton Water Equity Holdings, LP and Triton Water Equity Holdings, GP, LLC is organized under the laws of the State of Delaware. Mr. Spielvogel and Mr. Lee are both citizens of the United States of America. The principal business address of each of the Reporting Persons is c/o One Rock Capital Partners, LLC, 45 Rockefeller Plaza, 39th Floor, New York, NY 10111.

The principal business of each of the Reporting Persons is investing in securities, including the securities of the Issuer.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

Following the signing of the Loan Agreement, on November 21, 2024, Triton Water Parent Holdings, LP contributed 58,000,000 shares of Class A Common Stock to Triton Water Equity Holdings, LP in exchange for equity interests in Triton Water Equity Holdings, LP to facilitate the pledge of such shares as collateral for the Loan Agreement. The Closing Date was November 22, 2024.

CUSIP No. 741623102	13D	Page 9 of 13 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety with the following:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on (i) 314,501,601 shares of Class A Common Stock outstanding immediately following consummation of the Merger and (ii) 64,512,579 shares of Class B Common Stock held by the Reporting Persons, which are convertible at any time at the option of the Reporting Persons into the Issuer’s Class A Common Stock on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ORCP III DE TopCo GP, LLC	218,618,368	57.7%	0	218,618,368	0	218,618,368
Triton Water Parent Holdings, LP	218,618,368	57.7%	0	218,618,368	0	218,618,368
R. Scott Spielvogel	218,618,368	57.7%	0	218,618,368	0	218,618,368
Tony W. Lee	218,618,368	57.7%	0	218,618,368	0	218,618,368
Triton Water Equity Holdings, LP	58,000,000	18.4%	0	58,000,000	0	58,000,000
Triton Water Equity Holdings, GP, LLC	58,000,000	18.4%	0	58,000,000	0	58,000,000

Triton Water Parent Holdings, LP is the record holder of 96,105,789 shares of Class A Common Stock and 64,512,579 shares of Class B Common Stock. Triton Water Equity Holdings, LP is the record holder of 58,000,000 shares of Class A Common Stock.

ORCP III DE TopCo GP, LLC is the general partner of Triton Water Parent Holdings, LP. Triton Water Parent Holdings, LP is the managing member of Triton Water Equity Holdings, GP, LLC, which is the general partner of Triton Water Equity Holdings, LP. R. Scott Spielvogel and Tony W. Lee are the managing members of ORCP III DE TopCo GP, LLC and share voting and investment discretion with respect to the securities held of record by Triton Water Parent Holdings, LP and Triton Water Equity Holdings, LP. Accordingly, each of the persons and

CUSIP No. 741623102	13D	Page 10 of 13 pages

entities named herein may be deemed to share beneficial ownership of the securities held of record by Triton Water Equity Holdings, LP. ORCP III DE TopCo GP, LLC, Triton Water Parent Holdings, LP, R. Scott Spielvogel and Tony W. Lee may also be deemed to share beneficial ownership of the securities held of record by Triton Water Parent Holdings, LP.

(c)	Except as described in Item 3, since the filing of the Schedule 13D, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

5	Joint Filing Agreement.

CUSIP No. 741623102	13D	Page 11 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2024

ORCP III DE TopCo GP, LLC

By:	/s/ Tony W. Lee
Name:	Tony W. Lee
Title:	Managing Member

Triton Water Parent Holdings, LP

By:	/s/ Tony W. Lee
Name:	Tony W. Lee
Title:	Authorized Person

R. Scott Spielvogel

/s/ R. Scott Spielvogel

Tony W. Lee

/s/ Tony W. Lee

Triton Water Equity Holdings, LP
By: Triton Water Equity Holdings GP, LLC, its general partner

By:	/s/ Fola Adamolekun
Name:	Fola Adamolekun
Title:	Secretary

Triton Water Equity Holdings, GP, LLC

By:	/s/ Fola Adamolekun
Name:	Fola Adamolekun
Title:	Secretary

CUSIP No. 741623102	13D	Page 12 of 13 pages

Exhibit 5

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of November 25, 2024.

ORCP III DE TopCo GP, LLC

By:	/s/ Tony W. Lee
Name: Tony W. Lee
Title: Managing Member

Triton Water Parent Holdings, LP

By:	/s/ Tony W. Lee
Name: Tony W. Lee
Title: Authorized Person

R. Scott Spielvogel
/s/ R. Scott Spielvogel

Tony W. Lee
/s/ Tony W. Lee

Triton Water Equity Holdings, LP
By: Triton Water Equity Holdings GP, LLC, its general partner

By:	/s/ Fola Adamolekun
Name: Fola Adamolekun
Title: Secretary

CUSIP No. 741623102	13D	Page 13 of 13 pages

Triton Water Equity Holdings, GP, LLC

By:	/s/ Fola Adamolekun
Name: Fola Adamolekun
Title:	Secretary